

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2012

Carter R. Todd, Esq.
General Counsel and Secretary
Granite Hotel Properties, Inc.
One Gaylord Drive
Nashville, Tennessee 37214

> **Re:** **Granite Hotel Properties, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 27, 2012**
> **File No. 333-182352**
>
> **Gaylord Entertainment Company**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-13079**

Dear Mr. Todd:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   Given the filing by TRT Holdings, Inc. and Robert B. Rowling announcing their solicitation in opposition to the proposed transaction, please be advised that the Office of Mergers & Acquisitions is reviewing your filing and will provide comments to you under separate cover.

2.   Please advise us whether Granite intends to treat itself as a successor to Gaylord for purposes of the Exchange Act and Securities Act after consummation of the merger. If

so, please provide an analysis of the ability to do so under applicable rules. In addition, please advise us whether the survivor company intends to file Exchange Act and Securities Act documents on Gaylord's EDGAR page. We may have further comment.

Questions and Answers about the Special Meeting, the REIT Conversion and the Merger, page 1

Q. Will the REIT conversion change our current operational strategy?, page 6

3.   Please revise the last sentence in the first paragraph of your answer to briefly expand upon the approval rights you retain under your management agreements and briefly describe limitations to such rights.

Q. Will I have to pay federal income taxes as a result of the merger?, page 10

4.   Please supplement your disclosure under this heading to state that shareholders will be subject to federal income taxes in connection with the special E&P distribution.

Proposal 1

Background of the REIT Conversion and the Merger, page 58

5.   Please provide us with copies of board books, financial presentations and other materials considered by the board in its consideration of liquidity alternatives.

Our Business

Our Relationship with Marriott

Purchase Agreement with Marriott , page 78

6.   Please provide a brief description of the material conditions of the purchase agreement.

Pro Forma Financial Information

7.   We note that the unaudited pro forma financial data gives effect to your sale of the Gaylord Hotels brand and the management rights of your four major hotels, as well as the REIT conversion. Please revise to disclose and distinguish in separate columns the adjustments related to the sale of the brand and management rights from those related to the REIT conversion.

Notes to Unaudited Condensed Pro Forma Financial Statements

(a) Special E&P Distribution, page 97

8.   We note that you assumed the special E&P distribution was approximately $432.5 million, comprised of 20% or $86.5 million in cash, and 80% or $346 million in shares of your common stock.   Please clarify and disclose how you calculated the assumed amount of the special E&P distribution and your basis for the 80/20 split between common stock and cash.

9.   We note that the special E&P distribution does not consider the effect of any change to the conversion price on your 3.75% Convertible Note that might result from the distribution.   Please expand your disclosure to discuss the possible changes to the conversion price and the effect these changes would have on the pro forma adjustment. To the extent material, please provide a sensitivity analysis of the potential impacts given hypothetical changes to the conversion price on your 3.75% Convertible Note that might result from the distribution.

(b) Deferred Management Rights Proceeds and Gain on Sale of Intellectual Property, page 97

10.   We note that the $210 million from Marriott have been preliminarily allocated to $190 million for the right to manage your Gaylord Hotel properties and $20 million to intellectually property.   Please disclose the basis of your allocation and the assumptions utilized. In addition, please disclose a calculation of the amount adjusted for within the pro forma financial statements.

(c) Management Agreement, page 97

11.   Please revise to disclose your calculation of the adjustment and explain how the adjustment amount was calculated.   Your calculation should distinguish the base management fee component from the incentive management fee component.

(d) Income Taxes, pages 97 – 98

12.   Please revise to disclose your calculation of the adjustment.   In your response, please provide us with a table disclosing the amounts related to the items bulleted as being a part of the non-taxable items of a REIT and those items bulleted as being a part of a taxable REIT subsidiary (TRS).   These amounts should be reconciled to the actual income before income taxes and discontinued operations for the year ended December 31, 2011 and three months ended March 31, 2012 disclosed on your consolidated statement of operations.

13.   We note that interest costs associated with debt owed by the company is considered non-taxable.   Please clarify whether any of the debt is associated with the TRS.   If debt is

associated with the TRS, please clarify why a portion of the interest costs is not allocated to the TRS.

14.   We note that corporate administrative costs are allocated to REIT operations and those of the TRS.   Please tell us and disclose your methodology for allocating these costs.

15.   We note the resultant net income of the TRS is taxed at an average rate of 39.23%. Please tell us and disclose your basis for utilizing this average rate.

(e) Deferred Income Taxes, page 98

16.   Please enhance your disclosure to provide more detail of the deferred tax assets and liabilities reversed as a result of your REIT election. In your disclosure include a table of the asset and liabilities being reversed by type. Additionally, we note your disclosure that the actual reversal will vary depending on the assets with the TRSs at the time of conversion. Please provide additional information regarding the current estimate of the assets within the TRS, the basis for management's estimate, a range of possible changes and their effects on the pro forma adjustment.

Management's Discussion & Analysis of Financial Condition and Results of Operations

Overall Outlook, page 103

17.   To the extent material, please revise to address management's view regarding whether the decline in convention visitations represents a material trend that may impact RevPAR on a going-forward basis.

Impact of the Consummation of the Marriott Sale Transaction and the REIT Conversion, page 105

18.   Please discuss the components of your estimated REIT expenses in greater detail.

Key Performance Indicators, page 108

19.   Please supplement your second bulleted item in this section to explain how you actually calculate ADR.

Liquidity, page 133

20.   We note that your senior debt arrangement restricts your ability to utilize the net proceeds from the sale to Marriott to satisfy certain debts and, further, that the merger may also trigger your obligation to tender come of your outstanding senior notes. Please revise to discuss your plans to satisfy the noted obligations, including an estimate of the amount

you will have to tender for, if practicable, and expand on the prospective impact on your long-term liquidity if you are unable to renew, extend or refinance such obligations.

21. Please also supplement your disclosure in this section with an expanded discussion of anticipated cash uses for the next fiscal year, including estimated development/re-development costs. For example, please discuss your plans to renovate the remaining rooms at the Gaylord Palms.

Part II Information Not Required in Prospectus

Exhibits, page II-4

22. We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft should be filed as EDGAR correspondence.

Gaylord Entertainment Company Annual Report on Form 10-K for the fiscal year ended December 31, 2011

Note 19 – Information Concerning Guarantor and Non-Guarantor Subsidiaries

23. We note you have provided condensed consolidating financial information for the parent company issuer, guarantor and non-guarantor subsidiaries. Please confirm and revise to disclose, if true, that each subsidiary guarantor is 100% owned by the parent company issuer and all guarantees are full, unconditional, joint and several. Reference is made to Rule 3-10(i)(8) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551- 3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: F. Mitchell Walker, Jr., Esq.
        Bass, Berry & Sims PLC